Exhibit 99.1

Allot Announces Third Quarter 2025 Financial Results

60% YoY SECaaS ARR growth with robust profitability; raising full year guidance

Hod Hasharon, Israel – November 20, 2025 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative Security-as-a-Service (SECaaS) and network intelligence solutions for communications service providers and enterprises, today announced its unaudited financial results for the third quarter of 2025.

Financial Highlights for the Third Quarter of 2025

•	Revenues of $26.4 million, up 14% year over year with SECaaS representing 28% of overall revenue;

•	September 2025 SECaaS ARR* of $27.6 million, up 60% year-over-year;

•	GAAP operating income of $2.2 million versus loss of $0.2 million in Q3 2024;

•	Non-GAAP operating income of $3.7 million, compared with $1.1 million in Q3 2024;

•	Strong positive operating cash flow of $4.0 million and quarter-end total cash** of $81 million;

Management Comment

Eyal Harari, CEO of Allot, commented, “We reported a return to double-digit year-over-year revenue growth of 14% and our operations generated the highest profitability in over a decade. The growth was driven by excellent performance from both our cyber security solutions and our network intelligence offerings.”

Mr. Harari continued, “We are advancing strongly on our cyber-security first strategy, and we are progressing well with our key customers. Helping our customers achieve their business goals is a key to driving our profitable growth.”

Concluded Mr. Harari, “Given the continued accelerated SECaaS growth, our solid visibility, and high level of backlog, we expect that our SECaaS ARR year-over-year growth will surpass 60%. We are raising our full year 2025 revenue guidance to between $100-103 million.“

Third Quarter 2025 Financial Results Summary

Total revenues for the third quarter of 2025 were $26.4 million, a 14% increase year-over-year compared with $23.2 million in the third quarter of 2024.

Gross profit on a GAAP basis for the third quarter of 2025 was $18.9 million (gross margin of 71.4%), a 15% increase compared with $16.4 million (gross margin of 70.4%) in the third quarter of 2024.

Gross profit on a non-GAAP basis for the third quarter of 2025 was $19.1 million (gross margin of 72.2%), a 14% increase compared with $16.7 million (gross margin of 71.7%) in the third quarter of 2024.

Operating income on a GAAP basis for the third quarter of 2025 was $2.2 million, compared with an operating loss of $0.2 million in the third quarter of 2024.

Operating income on a non-GAAP basis for the third quarter of 2025 was $3.7 million, compared with an operating income of $1.1 million in the third quarter of 2024.

Net income on a GAAP basis for the third quarter of 2025 was $2.8 million, or income of $0.07 per diluted share, an improvement compared to the net loss of $0.2 million, or loss of $0.01 per basic share, in the third quarter of 2024.

Net income on a non-GAAP basis for the third quarter of 2025 was $4.6 million, or income of $0.1 per diluted share, compared to the non-GAAP net income of $1.3 million, or income of $0.03 per diluted share, in the third quarter of 2024.

Operating cash flow generated in the quarter was $4.0 million.

Net cash and cash equivalents, bank deposits, restricted deposits and investments as of September 30, 2025, total $81 million, an increase of $22 million versus $59 million cash and cash equivalents, bank deposits, restricted deposits and investment as of December 31, 2024. As of September 30, 2025, the company has no debt.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its third quarter 2025 earnings results today, November 20, 2025 at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative converged cybersecurity solutions and network intelligence offerings for service providers and enterprises worldwide. Allot enhances value to its customers’ customers through its solutions, which are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, which is calculated based on estimated revenues for the month of September 2025 and multiplied by 12.

** Total cash - net cash and cash equivalents, bank deposits, restricted deposits and investments.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$26,405	$23,235	$73,606	$67,289
Cost of revenues	7,539	6,871	21,362	$20,652
Gross profit	18,866	16,364	52,244	$46,637

Operating expenses:
Research and development costs, net	5,489	5,922	18,741	20,397
Sales and marketing	8,148	7,699	22,747	23,400
General and administrative	3,079	2,960	9,722	9,166
Total operating expenses	16,716	16,581	51,210	52,963
Operating income (loss)	2,150	(217)	1,034	(6,326)
Loss from extinguishment	-	-	(1,410)	-
Other income	-	-	100	-
Gain on sales of securities	193	-	193	-
Financial income, net	676	513	1,709	1,542
Income (loss) before income tax benefit	3,019	296	1,626	(4,784)

Income tax expenses	195	540	823	1,326
Net income (loss)	$2,824	$(244)	$803	$(6,110)

Basic net income (loss) per share	$0.07	$(0.01)	$0.02	$(0.17)

Diluted net income (loss) per share	$0.07	$(0.01)	$0.02	$(0.17)

Weighted average number of shares used in
computing basic net income (loss) per share	41,487,057	39,202,550	42,580,555	38,777,119

Weighted average number of shares used in
computing diluted net income (loss) per share	43,253,509	39,202,550	44,909,810	38,777,119

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$7,539	$6,871	$21,362	$20,652
Share-based compensation (1)	(211)	(153)	(465)	(631)
Amortization of intangible assets (2)	-	(152)	(305)	(456)
Non-GAAP cost of revenues	$7,328	$6,566	$20,592	$19,565

GAAP gross profit	$18,866	$16,364	$52,244	$46,637
Gross profit adjustments	211	305	770	1,087
Non-GAAP gross profit	$19,077	$16,669	$53,014	$47,724

GAAP operating expenses	$16,716	$16,581	$51,210	$52,963
Share-based compensation (1)	(1,348)	(1,016)	(3,524)	(4,085)
Non-GAAP operating expenses	$15,368	$15,565	$47,686	$48,878

GAAP Loss from extinguishment	$-	$-	$(1,410)	$-
Loss from extinguishment	-	-	1,410	-
Non-GAAP Loss from extinguishment	$-	$-	$-	$-

GAAP financial income	$676	$513	$1,709	$1,542
Exchange rate differences*	116	139	159	343
Non-GAAP Financial income	$792	$652	$1,868	$1,885

GAAP taxes on income	$195	$540	$823	$1,326
Changes in tax related items	(80)	(45)	(150)	(222)
Non-GAAP taxes on income	$115	$495	$673	$1,104

GAAP Net income (Loss)	$2,824	$(244)	$803	$(6,110)
Share-based compensation (1)	1,559	1,169	3,989	4,716
Amortization of intangible assets (2)	-	152	305	456
Loss from extinguishment	-	-	1,410	-
Exchange rate differences*	116	139	159	343
Changes in tax related items	80	45	150	222
Non-GAAP Net income (loss)	$4,579	$1,261	$6,816	$(373)

GAAP Net income (loss) per share (diluted)	$0.07	$(0.01)	$0.02	$(0.17)
Share-based compensation	0.03	0.03	0.09	0.13
Amortization of intangible assets	-	0.01	0.01	0.02
Loss from extinguishment	-	-	0.03	-
Non-GAAP Net income (Loss) per share (diluted)	$0.10	$0.03	$0.15	$(0.02)

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	41,487,057	39,202,550	42,580,555	38,777,119

Weighted average number of shares used in computing non-GAAP diluted net income (loss) per share	44,592,351	42,421,818	46,409,437	38,777,119

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$211	$153	$465	$631
Research and development costs, net	400	402	1,022	1,687
Sales and marketing	466	310	1,237	1,545
General and administrative	482	304	1,265	853
	$1,559	$1,169	$3,989	$4,716
(2) Amortization of intangible assets
Cost of revenues	$-	$152	$305	$456
	$-	$152	$305	$456

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Septermber 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,232	$16,142
Restricted deposit	501	904
Short-term bank deposits	16,800	15,250
Available-for-sale marketable securities	38,827	26,470
Trade receivables, net (net of allowance for credit losses of $15,215 and $25,306 on September 30, 2025 and December 31, 2024 , respectively)	20,814	16,482
Other receivables and prepaid expenses	12,134	6,317
Inventories	14,208	8,611
Total current assets	127,516	90,176

NON-CURRENT ASSETS:
Severance pay fund	$248	$464
Restricted deposit	329	279
Operating lease right-of-use assets	5,787	6,741
Other assets	701	2,151
Property and equipment, net	5,304	7,692
Intangible assets, net	-	305
Goodwill	31,833	31,833
Total non-current assets	44,202	49,465

Total assets	$171,718	$139,641

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,198	$946
Employees and payroll accruals	9,625	8,208
Deferred revenues	21,736	17,054
Short-term operating lease liabilities	1,081	562
Other payables and accrued expenses	11,106	9,200
Total current liabilities	50,746	35,970

LONG-TERM LIABILITIES:
Deferred revenues	5,410	7,136
Long-term operating lease liabilities	5,192	5,807
Accrued severance pay	847	946
Convertible debt	-	39,973
Total long-term liabilities	11,449	53,862

SHAREHOLDERS' EQUITY	109,523	49,809

Total liabilities and shareholders' equity	$171,718	$139,641

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$2,824	$(244)	$803	$(6,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	835	1,299	3,254	4,075
Share-based compensation	1,559	1,169	3,989	4,716
Capital loss	-	-	255	-
Loss from extinguishment	-	-	1,410	-
Other income	-	-	(100)	-
Gain on sales of securities	(193)	-	(193)	-
Changes in operating assets and liabilities:
Decrease (Increase) in accrued severance pay, net	28	10	117	(155)
Decrease (Increase) in other assets, other receivables and prepaid expenses	(3,817)	(696)	(2,198)	976
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	(44)	(392)	(906)	(1,169)
Increase (Decrease) in operating leases liability	190	(481)	(13)	(1,099)
Decrease in operating lease right-of-use asset	292	675	871	1,849
Decrease (Increase) in trade receivables	(679)	438	(4,332)	(2,542)
Decrease (Increase) in inventories	(5,703)	(443)	(5,597)	1,825
Increase in trade payables	6,274	2,139	6,252	2,155
Increase (Decrease) in employees and payroll accruals	844	1,575	1,417	(2,560)
Increase (Decrease) in deferred revenues	420	(3,369)	2,956	(1,404)
Increase in other payables and accrued expenses	1,211	203	2,126	191
Net cash provided by operating activities	4,041	1,883	10,111	748

Cash flows from investing activities:

Decrease in restricted deposit	-	-	353	703
Investment in short-term bank deposits	(16,800)	(5,500)	(32,550)	(9,300)
Withdrawal of short-term bank deposits	11,050	3,800	31,000	13,800
Purchase of property and equipment	(100)	(286)	(789)	(1,672)
Investment in marketable securities	(44,213)	(9,532)	(99,647)	(44,284)
Proceeds from redemption or sale of marketable securities	38,694	21,980	88,377	54,040
Proceeds from sale of patent	-	-	100	-
Net cash provided by (used in) investing activities	(11,369)	10,462	(13,156)	13,287

Cash flows from financing activities:

Issuance of share capital	4,617	-	42,308	-
Proceeds from exercise of stock options	-	(2)	238	(1)
Redemption of convertible debt	-	-	(31,410)	-
Net cash provided by (used in) financing activities	4,617	(2)	11,136	(1)

Increase (Decrease) in cash and cash equivalents	(2,711)	12,343	8,090	14,034
Cash, cash equivalents at the beginning of the period	26,943	15,883	16,142	14,192

Cash, cash equivalents at the end of the period	$24,232	$28,226	$24,232	$28,226

Non-cash activities:
ROU asset and lease liability decrease, due to lease termination	(12)	-	(83)	-
Redemption of convertible debt	-	-	(10,000)	-
Right-of-use assets obtained in the exchange for operating lease liabilities	-	5,795	-	5,795

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q3-25		FY 2024		FY 2023
Revenues geographic breakdown
Americas	8.1	31%	14.2	15%	16.6	18%
EMEA	12.9	49%	54.0	59%	56.1	60%
Asia Pacific	5.4	20%	24.0	26%	20.5	22%
	26.4	100%	92.2	100%	93.2	100%

Revenues breakdown by type
Products	8.6	33%	30.1	33%	37.6	40%
Professional Services	1.1	4%	8.3	9%	6.1	7%
SECaaS (Security as a Service)	7.3	28%	16.5	18%	10.6	11%
Support & Maintenance	9.4	35%	37.3	40%	38.9	42%
	26.4	100%	92.2	100%	93.2	100%

Top 10 customers as a % of revenues	60%		43%		47%

Non-GAAP Weighted average number of basic shares (in millions)	41.5		38.9		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	44.6		42.3		40.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q3-2025:	7.3
Q2-2025:	6.4
Q1-2025:	5.1
Q4-2024:	4.8
Q3-2024:	4.7

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Sep. 2025:	27.6
Dec. 2024:	18.2
Dec. 2023:	12.7
Dec. 2022:	9.2